Mail Stop 6010


February 28, 2006


Trevor Sali
President and Chief Executive Officer
Claron Ventures, Inc.
#2-630 2nd Avenue
S7K-2C8 Saskatoon
Saskatchewan, Canada

	Re:	Claron Ventures, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed February 6, 2006
File No. 333-129664

Dear Mr. Sali:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Description of Business, page 14

1. We note your response to prior comment 18. Please disclose the "favorable treatment for officers and directors" afforded by Nevada law, and provide us citations to the applicable statutes.

2. We note your response to prior comment 25. Please clarify the portion of your claims you plan to survey using the VLF-EM method you describe. We note that your claims consist of twelve cells each encompassing twenty hectares, the VLF-EM survey is conducted by "walking over the property" and you plan to complete this phase of your exploration program in approximately 30 days at a cost of $7,500.



Exploration Work, page 15

3. Please file the contract by which Mr. Sookchoof has agreed to conduct all of the exploration work as disclosed.

Plan of Operation For The Next Twelve Months, page 17

4. We note your response to prior comment 28. Please reconcile your disclosure on page 17 with your disclosure on page 20 that "snow may be present on the ground from December to April, however this presence would not hamper a year-round exploration and/or development program." In addition, if inclement weather presents risks to your planned exploration activities or future operations, please make appropriate revisions to your risk factors.

Liquidity and Capital Resources, page 18

5. Please directly discuss your CEO`s payment of your expenses as mentioned in response 40. Disclose the material terms of your arrangements with your CEO regarding these payments, and file related documents.

Mineral Rights, page 19

6. We reissue prior comment 39 in part. Please file as exhibits all agreements relating to your mineral rights.

7. Please clarify what you mean by a "mineral value" and "known mineral zone." Identify the mineral to which you refer. Also, if these results were based on "grab" or "dump" samples, please see the last three sentences of previous comment 32, and revise your references to these results throughout your document accordingly.

Selling Stockholders, page 24

8. We note the subscription receivable mentioned in your balance sheet.

* Please tell us who owes you the money.
* Tell us the terms of the receivable and provide us a copy of the governing documents.
* Generally, it is inconsistent with Section 5 of the Securities Act to register shares for resale before the related private initial issuance of the shares is complete. Please provide us your analysis of how the filing of your registration statement was consistent with
Section 5.
* Confirm when you have received all other consideration for the shares registered for resale.

Part II

Undertakings, page 29

9. Please provide current undertakings as revised by release 33-
8591
(July 19, 2005) effective December 1, 2005.

Signatures

10. Please clarify under the second paragraph who is signing in the capacity of Controller or Principal Accounting Officer.

Exhibit 23.3

11. We note your response to prior comment 43 and reissue the comment. The exhibit should include a consent to the specific summary of the expert`s report contained in this prospectus, not a general authorization to summarize that report.


*     *     *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647 or me at
(202) 551-3617 with any other questions.

Sincerely,



Russell Mancuso
Branch Chief

cc (via fax): David M. Loev

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Trevor Sali
Claron Ventures, Inc.
February 28, 2006
Page 1